UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES
EXCHANGE ACT OF 1934

For the month of April 2020

Commission File Number 001-38440

Grindrod Shipping Holdings Ltd.

#03-01 Southpoint

200 Cantonment Road

Singapore 089763

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Form 20-F Filing

The Company is filing this Current Report on Form 6-K pursuant to the Order of the Securities and Exchange Commission (the “SEC”), issued on March 25, 2020, pursuant to Section 36 of the Securities Exchange Act of 1934 (the “Exchange Act”), granting conditional exemptions from specified provisions of the Exchange Act and certain rules thereunder (Release No. 34-88465) (the “Order”). In reliance on the Order, the Company will delay the filing of its Annual Report on Form 20-F for the fiscal year ended December 31, 2019 (the “Annual Report”), originally due on or before April 30, 2020. The Company anticipates filing the Annual Report with the SEC on or before June 12, 2020.

The COVID-19 global pandemic has caused disruptions in the Company’s day-to-day activities. In addition to voluntary measures we have chosen to take to protect our staff, which have disrupted our operations, government authorities have at various recent times implemented lockdown or other measures restricting the movement of people, including our staff, who have been restricted from accessing our facilities and, as a result, are currently required to work remotely. This has impacted the Company’s ability to efficiently perform work related to the audit of its financial statements. The disruption caused by the COVID-19 pandemic on the Company’s operations, and the future uncertainty related thereto, has adversely affected the Company’s ability to assess the effect of significant subsequent events and, as a consequence, has delayed the completion of the audited consolidated financial statements and other information required to be included in the Annual Report. The Company is working diligently to address these issues to permit the Annual Report to be filed on or before June 12, 2020.

Additional Risk Factor Disclosure

In light of the ongoing global pandemic of COVID-19 coronavirus disease, the Company will be including the following risk factor in the Annual Report, as may be updated to reflect subsequent events impacting the Company:

Outbreaks of epidemic and pandemic diseases, and governmental responses thereto, could adversely affect our business. The COVID-19 pandemic, and measures to contain its spread, have impacted the markets in which we operate and could have a material adverse effect on our business, financial condition, cash flows and results of operations.

The COVID-19 pandemic, and measures to contain its spread, have negatively impacted regional and global economies and trade patterns in markets in which we operate, the way we operate our business, and the businesses of our customers and suppliers. Governments in affected countries are imposing travel bans, quarantines and other emergency public health measures and a number of countries have implemented lockdown measures. Companies, including us, are also taking precautions, such as requiring employees to work remotely and imposing travel restrictions. These restrictions have had an adverse impact on global economic conditions, resulted in turmoil in the shipping, credit and other markets which affect us, and introduced new risks to our operations, some of which may not yet have become evident to us. As a result of these measures, our vessels may not be able to call on ports, or may be restricted from departing from ports, and the duration of voyages may increase in order to accommodate mandatory minimum periods between port calls, which could increase our costs and delay the due date for payment of freight to us. In addition we may experience severe operational disruptions and delays, unavailability of normal port infrastructure and services, including limited access to equipment, critical goods and personnel, closure of ports and customs offices, inability to renew or maintain the required classifications of our vessels, difficulty in executing vessel purchases or sales, potential decreases in the market values of vessels and related impairment charges, disruptions to crew change, quarantine of ships and/or crew, counterparty credit strength, limitations on sources of cash and liquidity, noncompliance with covenants in our credit facilities and financing lease obligations, as well as disruptions in the supply chain and industrial production which may lead to reduced cargo supply and/or the demand for such cargo, including oil, and thus to a decline in the demand for our services, among other potential consequences. Ongoing prevention and mitigation measures, and negative economic and trade impacts of the COVID-19 outbreak could materially and adversely affect our future operations, our business, financial condition and cash flows. The extent of the COVID-19 outbreak’s effect on our operational and financial performance will depend on future developments, including the duration, spread and intensity of the outbreak, all of which are uncertain and difficult to predict considering the rapidly evolving situation. As a result, the ultimate severity of the COVID-19 outbreak is uncertain at this time and therefore we cannot predict the impact it may have on our future operations, which impact could be material and adverse.

Amendment of financial covenant

Our $27.0 million senior secured credit facility, our $100.0 million senior secured credit facility and our $29.9 million senior secured credit facility are subject to financial covenants, including, in each case, a covenant which requires Grindrod Shipping to maintain, on a consolidated basis, positive working capital, such that consolidated current assets must exceed the consolidated current liabilities as evidenced in the latest accounts of Grindrod Shipping, determined in accordance with IFRS, as of each June 30 and December 31. On April 16, 2020, April 16, 2020, and April 22, 2020, respectively, the relevant parties to the credit facilities have agreed, subject to completion of legal documentation in the case of our $29.9 million senior secured credit facility, to amend the definitions of consolidated current assets and consolidated current liabilities for purposes of this covenant, in each case such that the determination of the consolidated current assets and consolidated current liabilities of Grindrod Shipping excludes any adjustments made for IFRS 16.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRINDROD SHIPPING HOLDINGS LTD.

Dated: April 24, 2020	/s/Stephen Griffiths
Name: Stephen Griffiths
Title: Chief Financial Officer